

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2025

Lawrence M. Blatt
Chairman, President and Chief Executive Officer
Aligos Therapeutics, Inc.
One Corporate Dr., 2nd Floor
South San Francisco, CA 94080

        Re: Aligos Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed March 27, 2025
            File No. 333-286168

Dear Lawrence M. Blatt:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Alan Campbell at 202-551-4224 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: John C. Williams, Esq.